Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    PreMD Reports Second Quarter 2007 Results

    TORONTO, Aug. 14 /CNW/ - Predictive medicine company PreMD Inc.
(TSX: PMD; Amex: PME) today announced results for the second quarter of fiscal
2007 ended June 30, 2007 ("Q2 2007").

    <<
    Recent Significant Highlights
    -   Completed a U.S. marketing and distribution partnership with
        AstraZeneca Pharmaceuticals for PREVU(x).
    -   Submitted a 510(k) application to U.S. Food and Drug Administration
        (FDA) for an expanded regulatory claim for PREVU(x) POC.
    -   Completed a manufacturing and supply agreement with Fisher
        Diagnostics (a subsidiary of ThermoFisher Scientific) for the manufacturing and assembly of PREVU(x) POC test kits and PREVU(x) LT reagents.
    -   The American Stock Exchange accepted continued listing plan.
    -   Received Notice of Allowance for a United States patent on PREVU(x)
        LT from United States Patent and Trademark Office (USPTO).
    -   Granted approval by the Canadian Intellectual Property Office for two
        patents titled: 'Screening Test for Early Detection of Colorectal
        Cancer' and 'Screening Test for Early Detection of Colorectal
        Neoplasia.'
    -   Awarded registered trademarks for the name 'PreMD' as well as the corporate slogan 'Predict to Prevent' by the Canadian Intellectual
        Property Office.
    -   Completed two scientific submissions based on findings from PREPARE and PASA studies.
    -   Acceptance of PASA abstract for presentation at the American Heart
        Association Scientific Sessions 2007.
    >>

    "Last Fall we outlined several significant company milestones that we wanted to achieve during 2007. We are pleased with the progress we have made to date, especially with the recent announcements regarding our agreement with
AstraZeneca, our submission to the FDA for an expanded regulatory claim for
PREVU(x) POC, and our recent acceptance of our PASA abstract by the American
Heart Association," said Brent Norton, president and chief executive officer of PreMD. "Signing an agreement with AstraZeneca for the marketing and distribution of PREVU(x) in the U.S. is an important milestone and we are confident that they are the right partner for the product. It is anticipated that PREVU(x) will be partnered for distribution within other territories in
2007 as well. Our business development efforts are also focused on other products in our pipeline, specifically seeking potential partnerships for our
PREVU(x) LT test to the life-insurance industry and our line of oncology products. In the interim, we anticipate hearing from the FDA regarding our
510 (k) application for PREVU(x) POC, which will strengthen the value of
PREVU(x)."
    "In signing a manufacturing and supply agreement with Fisher Diagnostics, we believe that their expertise could greatly benefit our strategic product initiatives. Through extensive industry research, we determined that they were best suited to address PreMD's impending growing supply chain needs, driven by our recent partnership with AstraZeneca and anticipated partnerships with other organizations. Also, Fisher Diagnostics is a leading organization that currently supplies several of the world's leading medical companies."
    Dr. Norton continued, "As we look to continually expand our product platform, our newly allowed patents provide broad protection to our colorectal cancer screening portfolio and enhance the value of the company's intellectual property. We continue to initiate and execute clinical trials in our targeted areas, thereby building a strong foundation for our future in predictive medicine. We look forward to reporting the achievement of additional milestones during the remainder of 2007."

    Financial Review
    ----------------
    The consolidated net loss for the three months ended Q2 2007 was
$1,341,000 or $(0.05) per share compared with a loss of $2,115,000 or $(0.10)
per share for the quarter ended Q2 2006, primarily due to a decrease in clinical trial expenses and unrealized foreign exchange gains on the revaluation of the convertible debentures.
    Total product sales were $8,000 for Q2 2007 compared with $5,000 for Q2
2006. License revenue was nil for Q2 2007, compared to $80,000 for Q2 2006.
    During Q2 2007, the Company focused on managing the cancer clinical trial program and on preparing the submission to the FDA requesting an expanded claim for PREVU(x) POC. Most of the skin cholesterol clinical trials were completed at the end of 2006. As a result, research and development expenditures for the quarter decreased by $739,000 to $731,000 from $1,470,000 in Q2 2006. The variance for the period reflects:

    <<
    -   a decrease of $686,000 in spending on clinical trials for PREVU(x), following the completion of most of the trials;
    -   a decrease of $152,000 in spending on the cancer clinical trials;
    -   an increase of $95,000 on product development in support of manufacturing validation for the new cordless reader and for general product improvements; and
    -   a decrease of $15,000 in legal fees on intellectual property.

    General and administration expenses amounted to $911,000 for Q2 2007 compared with $689,000 in Q2 2006, an increase of $222,000. The increase for the quarter includes:

    -   a decrease in stock-based compensation, a non-cash expense, of
        $51,000 to $123,000 for Q2 2007 compared with $174,000 for Q2 2006;
    -   an increase of $239,000 in professional fees for legal, audit and consulting related to business development; and
    -   an increase of $46,000 in expenses related to investor
        communications.
    >>

    Interest on convertible debentures (issued on August 30, 2005) amounted to $165,000 in Q2 2007 compared with $173,000 in Q2 2006. The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or stock.
Imputed interest of $255,000 and $173,000 in Q2 2007 and 2006 respectively, represents the expense related to the accretion of the liability component, at an effective interest rate of 14.8% (12.75% in 2006), effective January 1,
2007. Amortization of the deferred financing fees is included in imputed interest whereas it was included in amortization expenses in 2006.
    Amortization expenses for capital assets and intangible assets for Q2
2007 amounted to $41,000 compared with $110,000 for Q2 2006.
    The gain on foreign exchange was $671,000 for Q2 2007, compared with a gain of $278,000 for Q2 2006. The major contributing factor for the increase was the impact of foreign exchange rates on the convertible debentures which are repayable in U.S. dollars.
    Interest income amounted to $37,000 for Q2 2007 compared with $70,000 for
Q2 2006 as a result of lower cash balances. Refundable scientific investment tax credits ("ITCs") accrued for Q2 2007 amounted to $26,000 versus $70,000 for Q2 2006. This decrease was due to the reduced spending on clinical trials in 2007.
    Accounts payable at June 30, 2007 amounted to $352,000 compared with
$964,000 at December 31, 2006. The large decrease resulted from the payment of expenses related to clinical trials that were completed near the end of 2006.
    As at June 30, 2007, PreMD had cash, cash equivalents and short-term investments totaling $3,539,000 ($3,276,000 as at December 31, 2006). The
Company invests its funds in short-term financial instruments and marketable securities. Cash used to fund operating activities during Q2 2007 amounted to
$1,264,000 compared with $1,835,000 in Q2 2006.
    To date, the Company has financed its activities through product sales, license revenues, the issuance of shares and convertible debentures and the recovery of investment tax credits (ITCs). Management believes that, based on our reduced cash expenditures and the current expectation of further revenues from product sales, royalties and license revenues, its existing cash resources together with the proceeds of the private placement on March 27,
2007 and the ITC receivable of $248,000 will be sufficient to meet its current operating and capital requirements.

    About PreMD Inc.

    PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products are branded as PREVU(x) Skin
Cholesterol Test, to be marketed and distributed by AstraZeneca. The company's cancer tests include ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in Hamilton, Ontario.
For further information, please visit www.premdinc.com. For more information about PREVU(x), please visit www.prevu.com.

    This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the success of a plan for regaining compliance with certain continued
listing standards of the American Stock Exchange, successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.
    In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
    Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

    (x)Trademark

    <<
                               (Tables Follow)

    PreMD Inc.
    Incorporated under the laws of Canada

                         CONSOLIDATED BALANCE SHEETS
                            (In Canadian dollars)
                                  Unaudited

                                                       As at        As at
                                                      June 30,   December 31,
                                                        2007         2006
                                                          $            $
    -------------------------------------------------------------------------

    ASSETS
    Current
    Cash and cash equivalents                         2,515,438      112,577
    Short-term investments                            1,023,987    3,163,482
    Accounts receivable                                   8,443       11,221
    Inventory                                           178,004      179,219
    Prepaid expenses and other receivables              537,650      570,773
    Investment tax credits receivable                   248,000      200,000
    -------------------------------------------------------------------------
    Total current assets                              4,511,522    4,237,272
    -------------------------------------------------------------------------
    Deferred financing fees, net of accumulated
     amortization of $174,863 in 2006                         -      347,589
    Capital assets, net of accumulated amortization
    of $883,699 (2006 - $841,611)                       268,589      312,410
    Intangible assets, net of accumulated
     amortization of $953,250 (2006 - $915,027)         344,007      382,229
    -------------------------------------------------------------------------
                                                      5,124,118    5,279,500
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' DEFICIENCY
    Current
    Accounts payable                                    352,106      963,990
    Accrued liabilities                                 716,590      932,372
    -------------------------------------------------------------------------
    Total current liabilities                         1,068,696    1,896,362
    -------------------------------------------------------------------------
    Convertible debentures                            5,704,665    6,350,680
    -------------------------------------------------------------------------
    Total liabilities                                 6,773,361    8,247,042
    -------------------------------------------------------------------------

    Shareholders' deficiency
    Capital stock                                    28,883,949   25,263,480
    Contributed surplus                               2,758,169    2,521,915
    Equity component of convertible debentures        2,239,385    2,239,385
    Warrants                                          1,562,154    1,170,020
    Deficit                                         (37,092,900) (34,162,342)
    -------------------------------------------------------------------------
    Total shareholders' deficiency                   (1,649,243)  (2,967,542)
    -------------------------------------------------------------------------
                                                      5,124,118    5,279,500
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    PreMD Inc.

       CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT
                            (In Canadian dollars)
                                  Unaudited

                             Three months ended          Six Months Ended
                                   June 30                   June 30
                          ------------------------- -------------------------
                              2007         2006         2007         2006
                                $            $            $            $

    REVENUE
    Product sales               8,250        5,015       26,334        5,132
    License revenue                 -       79,624            -      156,675
    -------------------------------------------------------------------------
                                8,250       84,639       26,334      161,807
    Cost of product sales       3,720        4,255        8,566        4,383
    -------------------------------------------------------------------------
    Gross Profit                4,530       80,384       17,768      157,424
    -------------------------------------------------------------------------

    EXPENSES
    Research and development  730,799    1,469,815    1,371,636    2,985,524
    General and
     administration           911,141      688,617    1,552,105    1,265,865
    Interest on convertible
     debentures               165,400      172,623      328,983      338,137
    Imputed interest on
     convertible debentures   231,228      172,720      479,574      404,132
    Amortization               41,318      110,110       82,698      154,932
    Gain on foreign exchange (670,888)    (227,675)    (754,441)    (215,043)
    -------------------------------------------------------------------------
                            1,408,998    2,336,210    3,060,555    4,933,547
    -------------------------------------------------------------------------

    RECOVERIES AND OTHER
     INCOME
    Investment tax credits     26,000       70,000       48,000      130,000
    Interest                   37,105       70,394       64,229      156,929
    -------------------------------------------------------------------------
                               63,105      140,394      112,229      286,929
    -------------------------------------------------------------------------
    Net loss for
     the period            (1,341,363)  (2,115,432)  (2,930,558)  (4,489,194)
    Deficit, beginning
     of period            (35,751,537) (30,587,133) (34,162,342) (28,213,371)
    -------------------------------------------------------------------------
    Deficit, end
     of period            (37,092,900) (32,702,565) (37,092,900) (32,702,565)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Basic and diluted
     loss per share            $(0.05)      $(0.10)      $(0.12)      $(0.21)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Weighted average
     number of common
     shares outstanding    24,950,579   21,566,994   23,505,688   21,559,121
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    PreMD Inc.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (In Canadian dollars)
                                  Unaudited

                             Three months ended          Six Months Ended
                                   June 30                   June 30
                          ------------------------- -------------------------
                              2007         2006         2007         2006
                                $            $            $            $
    -------------------------------------------------------------------------
    OPERATING ACTIVITIES
    Net loss for
     the period            (1,341,363)  (2,115,432)  (2,930,558)  (4,489,194)
    Add items not
     involving cash
      Amortization             41,318      110,110       82,698      154,932
      Stock compensation
       costs included in:
        Research and
         development expense   35,286       58,904       67,383       94,719
        General and
         administration
         expense              123,312      173,741      180,605      243,212
      Gain on sale of
       capital asset              143            -          143            -
      Imputed interest
       on convertible
       debentures             231,228      172,720      479,574      404,132
      Interest on
       convertible
       debentures paid
       in common shares       133,967       79,702      270,911       79,702
      Deduct gain on
       foreign exchange      (670,888)    (277,675)    (754,441)    (215,043)
    Net change in non-cash
     working capital
      Balances related
       to operations          182,749       44,745     (838,718)   1,296,533

    Decrease in deferred
     revenue                        -      (81,867)           -     (158,592)
    -------------------------------------------------------------------------
    Cash used in operating
     activities            (1,264,248)  (1,835,052)  (3,442,403)  (2,589,599)
    -------------------------------------------------------------------------

    INVESTING ACTIVITIES
    Short-term investments    291,768    1,695,094    2,109,459    1,881,904

    Sale of capital assets        562            -        1,435            -
    Purchase of capital assets   (484)      (2,817)      (2,233)     (20,915)
    -------------------------------------------------------------------------
    Cash provided by
     investing activities     291,846    1,692,277    2,108,661    1,860,989
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Issuance of capital
     stock, net of issue
     costs                    (49,764)           -    3,729,957            -
    -------------------------------------------------------------------------
    Cash provided by
     financing activities     (49,764)           -    3,729,957            -
    -------------------------------------------------------------------------
    Effect of exchange rate
     changes on cash and
     cash equivalents           3,870        4,145        6,646       46,212
    -------------------------------------------------------------------------
    Net increase (decrease)
     in cash and cash
     equivalents during
     the period            (1,018,296)    (138,630)   2,402,861     (682,398)
    Cash and cash
     equivalents
     - Beginning of period  3,533,734      229,431      112,577      773,199
    -------------------------------------------------------------------------
     - End of period        2,515,438       90,801    2,515,438       90,801
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Represented by
    Cash                      105,372       90,801      105,372       90,801

    Cash equivalents        2,410,066            -    2,410,066            -
    -------------------------------------------------------------------------

                            2,515,438       90,801    2,515,438       90,801
    -------------------------------------------------------------------------
    >>

    %SEDAR: 00007927E          %CIK: 0001179083

    /For further information: Brent Norton, President and CEO, Tel: (416)
222-3449 ext. 22, Email: bnorton(at)premdinc.com; Ron Hosking, Vice President
Finance and CFO, Tel: (416) 222-3449 ext. 24, Email: rhosking(at)premdinc.com;
Michelle Rabba, Manager, Corporate Communications, Tel: (416) 222-3449 ext.
25, Email: mrabba(at)premdinc.com/
    (PMD. PME)

CO:  PreMD Inc.

CNW 18:01e 14-AUG-07